Seaport Global Acquisition Corp.

360 Madison Avenue, 20th Floor

New York, NY 10017

November 27, 2020

VIA EDGAR

Ronald E. Alper

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Seaport Global Acquisition Corp.

Registration Statement on Form S-1

Filed October 13, 2020, as amended

File No. 333-249446

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Seaport Global Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on November 27, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Stephen C. Smith
Stephen C. Smith
Chief Executive Officer and Chairman

cc:	Ellenoff Grossman & Schole LLP

White & Case LLP